UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 7, 2026

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)
60607
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On May 7, 2026, McDonald's Corporation issued an investor release reporting its results for the first quarter ended March 31, 2026. A copy of the investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the first quarter ended March 31, 2026. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued May 7, 2026: McDonald's Reports First Quarter 2026 Results

99.2   McDonald's Corporation: Supplemental Information (Unaudited), Quarter Ended March 31, 2026

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION

(Registrant)

Date: May 7, 2026

By: /s/ Lauren B. Elting

Lauren B. Elting

Vice President – Chief Accounting Officer and Corporate Controller

Exhibit 99.1



FOR IMMEDIATE RELEASE
5/7/2026

FOR MORE INFORMATION CONTACT:
Investors: Dexter Congbalay, investor.relations@us.mcd.com
Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S REPORTS FIRST QUARTER 2026 RESULTS

- **Global comparable sales increased 3.8% for the quarter, with consistently solid comparable sales growth across all segments**

- **Global Systemwide sales* increased 11% (6% in constant currencies) to over $34 billion for the quarter**

- **Across 70 loyalty markets, Systemwide sales to loyalty members were over $38 billion for the trailing twelve-month period and over $9 billion for the quarter**

CHICAGO, IL - McDonald's Corporation today announced results for the first quarter ended March 31, 2026.

"McDonald's delivered this quarter. Our 6% global Systemwide sales growth shows how we executed with discipline, proving that we can drive results even in a challenging environment," said Chairman and CEO Chris Kempczinski. "And it's our commitment to going three-for-three that sets McDonald's apart. Our value leadership, breakthrough marketing, and menu innovation continue to serve up what customers want."

First quarter financial performance:
- Global comparable sales increased 3.8%:
    - U.S. increased 3.9%
    - International Operated Markets increased 3.9%
    - International Developmental Licensed Markets increased 3.4%
- Consolidated revenues increased 9% (4% in constant currencies).
- Systemwide sales increased 11% (6% in constant currencies).
- Consolidated operating income increased 12% (6% in constant currencies). Results reflected pre-tax charges of $47 million and $66 million for the current year and prior year, respectively, primarily related to restructuring charges associated with *Accelerating the Organization.* Excluding these current and prior year charges, consolidated operating income increased 11% (5% in constant currencies).**
- Diluted earnings per share was $2.78, an increase of 7% (2% in constant currencies). Excluding the current year charges described above of $0.05 per share, diluted earnings per share was $2.83, an increase of 6% (1% in constant currencies) when also excluding prior year charges.**

*Refer to page 3 for a definition of Systemwide sales.
**Refer to page 2 for additional details on our results for the first quarter 2026 and 2025.

COMPARABLE SALES

	Increase/(Decrease)	
	Quarters Ended March 31,	
	2026	2025
U.S.	3.9 %	(3.6)%
International Operated Markets	3.9	(1.0)
International Developmental Licensed Markets	3.4	3.5
Total Company	3.8 %	(1.0)%

- **U.S.:** Comparable sales results were primarily driven by positive check growth.

- **International Operated Markets:** Nearly all markets reflected positive comparable sales, led by the U.K., Germany and Australia.

- **International Developmental Licensed Markets:** Positive comparable sales were led by Japan, with all geographic regions reflecting comparable sales growth.

KEY FINANCIAL METRICS - CONSOLIDATED

Dollars in millions, except per share data

	Quarters Ended March 31,			
	2026	2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$ 6,517	$ 5,956	9 %	4 %
Operating income	2,953	2,648	12	6
Net income	1,983	1,868	6	1
Earnings per share-diluted	$ 2.78	$ 2.60	7 %	2 %

  Results included pre-tax charges of $47 million, or $0.05 per share, for the three months ended March 31, 2026 and $66 million, or $0.07 per share, for the three months ended March 31, 2025, primarily related to restructuring charges associated with the Company's internal effort to modernize ways of working (*Accelerating the Organization).*

  Excluding the above items, results reflected higher sales-driven Franchised margins, partly offset by a higher effective tax rate.

NET INCOME AND EARNINGS PER SHARE-DILUTED RECONCILIATION

Dollars in millions, except per share data

	Quarters Ended March 31,							
	Net Income				Earnings per share - diluted			
	2026	2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2026	2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP	$ 1,983	$ 1,868	6 %	1 %	$ 2.78	$ 2.60	7 %	2 %
(Gains)/Charges, net of tax	36	51			0.05	0.07		
Non-GAAP	$ 2,019	$ 1,919	5 %	— %	$ 2.83	$ 2.67	6 %	1 %

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

Comparable sales and comparable guest counts are compared to the same period in the prior year and represent sales and transactions, respectively, at all restaurants, whether owned and operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction, natural disasters, pandemics and acts of war, terrorism or other hostilities. Comparable sales exclude the impact of currency translation and the sales of any market considered hyperinflationary (generally identified as those markets whose cumulative inflation rate over a three-year period exceeds 100%), which management believes more accurately reflects the underlying business trends. Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

Systemwide sales include sales at all restaurants, whether owned and operated by the Company or by franchisees. Systemwide sales to loyalty members are comprised of all sales to customers who self-identify as a loyalty member when transacting with both Company-owned and operated and franchised restaurants. Systemwide sales to loyalty members are measured across 70 markets with loyalty programs. Systemwide sales to loyalty members represents an aggregation of the prior four quarters of sales to loyalty members active in the last 90 days of the respective quarter. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The Company's revenues consist of sales by Company-owned and operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

Free cash flow, defined as cash provided by operations less capital expenditures, and free cash flow conversion rate, defined as free cash flow divided by net income, are measures reviewed by management in order to evaluate the Company's ability to convert net profits into cash resources, after reinvesting in the core business, that can be used to pursue opportunities to enhance shareholder value.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 to the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2026.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 7:30 a.m. (Central Time) on May 7, 2026. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 45,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 to the Company's Form 8-K filing on May 7, 2026. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended March 31,		2026		2025		Inc/ (Dec)	
Revenues							
Revenues from franchised restaurants	$	4,007	$	3,661	$	345	9 %
Sales by Company-owned and operated restaurants		2,317		2,132		185	9
Other revenues		193		162		31	19
TOTAL REVENUES		6,517		5,956		561	9
Operating costs and expenses							
Franchised restaurants-occupancy expenses		676		620		56	9
Company-owned and operated restaurant expenses		2,032		1,859		173	9
Other restaurant expenses		166		140		26	19
Selling, general & administrative expenses							
Depreciation and amortization		111		107		4	3
Other		648		575		73	13
Other operating (income) expense, net		(69)		7		(76)	n/m
Total operating costs and expenses		3,564		3,308		256	8
OPERATING INCOME		2,953		2,648		305	12
Interest expense		400		376		24	6
Nonoperating (income) expense, net		11		(57)		69	n/m
Income before provision for income taxes		2,542		2,330		212	9
Provision for income taxes		559		461		98	21
NET INCOME	$	1,983	$	1,868	$	115	6 %
EARNINGS PER SHARE-DILUTED	$	2.78	$	2.60	$	0.18	7 %
Weighted average shares outstanding-diluted		713.5		718.2		(4.7)	(1)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter Ended March 31, 2026

SUPPLEMENTAL INFORMATION

The purpose of this Exhibit 99.2 is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter ended March 31, 2026. This information should be read in conjunction with Exhibit 99.1.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

Certain columns and rows within the financial statements and tables presented may not add due to rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented.

Accelerating the Organization

In January 2023, the Company announced an evolution of its successful *Accelerating the Arches* strategy. Enhancements to the strategy include the addition of Restaurant Development to the Company's growth pillars and an internal effort to modernize ways of working, *Accelerating the Organization,* both of which are aimed at elevating the Company's performance.

Accelerating the Organization is designed to unlock further growth as the Company focuses on becoming faster, more innovative and more efficient for its customers and people. As the Company furthers its operating model and technology transformation, primarily through its Global Business Services strategy, under *Accelerating the Organization,* it will continue to incur various restructuring charges through its anticipated completion during 2027. These restructuring charges may include employee termination benefits, costs to terminate contracts, including lease terminations, and professional services and other costs.

Impact of Foreign Currency Translation

The impact of foreign currency translation on consolidated operating results for the quarter primarily reflected the strengthening of most major currencies against the U.S. Dollar, primarily driven by the Euro.

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended March 31,		2026		2025		Currency Translation Benefit/ (Cost) 2026
Revenues	$	6,517	$	5,956	$	313
Franchised margins		3,331		3,041		147
Company-owned and operated margins		285		273		18
Selling, general & administrative expenses		759		682		(16)
Operating income		2,953		2,648		152
Net income		1,983		1,868		96
Earnings per share-diluted	$	2.78	$	2.60	$	0.13

Net Income and Diluted Earnings per Share

Net income increased 6% (1% in constant currencies) to $1,983 million, and diluted earnings per share increased 7% (2% in constant currencies) to $2.78. Foreign currency translation had a positive impact of $0.13 on diluted earnings per share.

Results included pre-tax charges of $47 million, or $0.05 per share, for the three months ended March 31, 2026 and $66 million, or $0.07 per share, for the three months ended March 31, 2025, primarily related to restructuring charges associated with the Company's internal effort to modernize ways of working (*Accelerating the Organization)*.

Excluding the above items, results reflected higher sales-driven Franchised margins, partly offset by a higher effective tax rate.

During the quarter, the Company paid a quarterly dividend of $1.86 per share, or $1.3 billion. Additionally, the Company repurchased 1.3 million shares of stock for $393 million.

NET INCOME AND EARNINGS PER SHARE-DILUTED RECONCILIATION

Dollars in millions, except per share data

	Quarters Ended March 31,									
	Net Income					Earnings per share - diluted				
	2026	2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2026	2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	
GAAP	$ 1,983	$ 1,868	6 %	1 %	$	2.78	$ 2.60	7 %	2 %
(Gains)/Charges, net of tax	36	51				0.05	0.07		
Non-GAAP	$ 2,019	$ 1,919	5 %	— %	$	2.83	$ 2.67	6 %	1 %

Revenues

The Company's revenues consist of fees from restaurants owned and operated by franchisees, developmental licensees and affiliates and sales by Company-owned and operated restaurants. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to developmental licensees and affiliates include a royalty based on a percent of sales, and generally include initial fees. The Company's Other revenues are primarily comprised of fees paid by franchisees to recover a portion of costs incurred by the Company for various technology and digital platforms and revenues from brand licensing arrangements to market and sell consumer packaged goods using the McDonald's brand.

Franchised restaurants represented approximately 95% of McDonald's restaurants worldwide at March 31, 2026. The Company's heavily franchised business model is designed to generate stable and predictable revenue, which is largely a function of franchisee sales, and resulting cash flow streams.

REVENUES
Dollars in millions

Quarters Ended March 31,		2026		2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Franchised revenues						
U.S.	$	1,750	$	1,679	4 %	4 %
International Operated Markets		1,782		1,554	15	4
International Developmental Licensed Markets & Corporate		476		429	11	6
Total	$	4,007	$	3,661	9 %	5 %
Company-owned and operated sales						
U.S.	$	729	$	724	1 %	1 %
International Operated Markets		1,477		1,309	13	4
International Developmental Licensed Markets & Corporate		111		99	12	(3)
Total	$	2,317	$	2,132	9 %	3 %
Total Franchised revenues and Company-owned and operated sales						
U.S.	$	2,479	$	2,403	3 %	3 %
International Operated Markets		3,258		2,862	14	4
International Developmental Licensed Markets & Corporate		587		528	11	4
Total	$	6,324	$	5,793	9 %	4 %
Total Other revenues	$	193	$	162	19 %	16 %
Total Revenues	$	6,517	$	5,956	9 %	4 %

- Total Franchised revenues and Company-owned and operated sales increased 9% (4% in constant currencies), benefiting from strong sales performance across all segments and the positive impact of foreign currency translation in the International Operated Markets and the International Developmental Licensed Markets.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Comparable sales exclude the impact of currency translation and sales from hyperinflationary markets. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether owned and operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

	Increase/(Decrease)	
	Quarters Ended March 31,	
	2026	2025
U.S.	3.9 %	(3.6)%
International Operated Markets	3.9	(1.0)
International Developmental Licensed Markets	3.4	3.5
Total Company	3.8 %	(1.0)%

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether owned and operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

SYSTEMWIDE SALES*

	Quarter Ended March 31, 2026	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	5 %	5 %
International Operated Markets	16	6
International Developmental Licensed Markets	12	8
Total Company	11 %	6 %

*Unlike comparable sales, the Company has not excluded sales from hyperinflationary markets from Systemwide sales as these sales are the basis on which the Company calculates and records revenues.

FRANCHISED SALES
Dollars in millions

Quarters Ended March 31,	2026	2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 12,388	$ 11,771	5 %	5 %
International Operated Markets	10,498	8,984	17	7
International Developmental Licensed Markets	9,030	8,048	12	8
Total	$ 31,917	$ 28,804	11 %	7 %
Ownership type				
Conventional franchised	$ 22,737	$ 20,632	10 %	6 %
Developmental licensed	5,700	4,944	15	9
Foreign affiliated	3,481	3,227	8	7
Total	$ 31,917	$ 28,804	11 %	7 %

Restaurant Margins

Franchised restaurant margins are measured as revenues from franchised restaurants less franchised restaurant occupancy costs. Franchised restaurant occupancy costs include lease expense and depreciation, as the Company generally owns or secures a long-term lease on the land and building for the restaurant location.

Company-owned and operated restaurant margins are measured as sales from Company-owned and operated restaurants less costs for food & paper, payroll & employee benefits and occupancy & other operating expenses necessary to run an individual restaurant. Company-owned and operated margins exclude costs that are not allocated to individual restaurants, primarily payroll & employee benefit costs of non-restaurant support staff, which are included in Selling, general and administrative expenses.

RESTAURANT MARGINS
Dollars in millions

Quarters Ended March 31,		2026		2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Franchised						
U.S.	$	1,427	$	1,360	5 %	5 %
International Operated Markets		1,429		1,252	14	4
International Developmental Licensed Markets & Corporate		475		429	11	6
Total	$	3,331	$	3,041	10 %	5 %
Company-owned and operated						
U.S.	$	59	$	79	(25)%	(25)%
International Operated Markets		222		186	19	10
International Developmental Licensed Markets & Corporate		n/m		n/m	n/m	n/m
Total	$	285	$	273	4 %	(2)%
Total restaurant margins						
U.S.	$	1,486	$	1,440	3 %	3 %
International Operated Markets		1,651		1,438	15	5
International Developmental Licensed Markets & Corporate		n/m		n/m	n/m	n/m
Total	$	3,616	$	3,314	9 %	4 %

n/m Not meaningful

- Franchised margins reflected sales-driven growth across all segments and the positive impact of foreign currency translation in the International Operated Markets and the International Developmental Licensed Markets. Franchised margins represented more than 90% of restaurant margin dollars.

- Company-owned and operated margins in the U.S. primarily reflected the impact of ongoing inflationary cost pressures, partly offset by sales-driven growth. The International Operated Markets primarily reflected sales-driven growth and the positive impact of foreign currency translation, partly offset by the impact of ongoing inflationary cost pressures.

- Total restaurant margins included depreciation and amortization expense of $455 million and $413 million for the three months ended March 31, 2026 and 2025, respectively.

Selling, General & Administrative Expenses

- Selling, general and administrative expenses increased $77 million or 11% (9% in constant currencies) primarily reflecting higher employee costs, including incentive-based compensation.

- Selling, general and administrative expenses as a percent of Systemwide sales were 2.2% for both the three months ended March 31, 2026 and 2025.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

		Quarters Ended March 31,	
		2026	2025
Gains on sales of restaurant businesses	$	(30) $	(8)
Equity in earnings of unconsolidated affiliates		(62)	(62)
Asset dispositions and other (income) expense, net		(24)	11
Impairment and other charges (gains), net		47	66
Total	$	(69) $	7

- The increase in gains on sale of restaurant businesses reflected more sales of restaurants in the International Operated Markets.

- The change in asset dispositions and other (income) expense, net primarily reflected higher gains on sale of excess properties.

- Impairment and other charges (gains), net reflected pre-tax charges of $47 million and $66 million for the three months ended March 31, 2026 and 2025, respectively, primarily related to restructuring charges associated with *Accelerating the Organization.*

Operating Income

OPERATING INCOME & OPERATING MARGIN
Dollars in millions

Quarters Ended March 31,	2026	2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$1,380	$1,302	6 %	6 %
International Operated Markets	1,507	1,289	17	7
International Developmental Licensed Markets & Corporate	67	57	17	(15)
Total	$2,953	$2,648	12 %	6 %
Operating margin	45.3 %	44.5 %		

- Operating income increased $305 million or 12% (6% in constant currencies). Results reflected pre-tax charges of $47 million and $66 million for the three months ended March 31, 2026 and 2025, respectively, primarily related to restructuring charges associated with *Accelerating the Organization*.

OPERATING INCOME & OPERATING MARGIN RECONCILIATION*
Dollars in millions

	Quarters Ended March 31,			
	2026	2025	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP operating income	$2,953	$2,648	12 %	6 %
(Gains)/Charges	47	66		
Non-GAAP operating income	$3,000	$2,714	11 %	5 %
Non-GAAP operating margin	46.0 %	45.6 %		

*Refer to the Impairment and other charges (gains), net line within the Other Operating (Income) Expense, Net section above for details of the charges in this table.

- Excluding the charges for the three months ended March 31, 2026 and 2025 shown in the table above, operating income increased 11% (5% in constant currencies). Results primarily reflected higher sales-driven Franchised margins across all segments.

- Operating margin is defined as operating income as a percent of total revenues. The contributions to operating margin differ by segment due to each segment's ownership structure, primarily due to the relative percentage of franchised versus Company-owned and operated restaurants. Additionally, temporary restaurant closures, which vary by segment, impact the contribution of each segment to the consolidated operating margin.

  The increase in non-GAAP operating margin was primarily due to higher other operating income.

Interest Expense

- Interest expense increased 6% (4% in constant currencies) primarily due to higher average debt balances and the impact of foreign currency translation.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET

Dollars in millions

		Quarters Ended March 31,		
		2026		2025
Interest income	$	(7)	$	(17)
Foreign currency and hedging activity		18		(18)
Other (income) expense, net		1		(23)
Total	$	11	$	(57)

- Interest income decreased due to lower average interest rates.

Income Taxes

- The effective income tax rate was 22.0% and 19.8% for the three months ended March 31, 2026 and 2025, respectively. The effective tax rate for the three months ended March 31, 2025 reflected income tax benefits related to restructuring initiatives.

Outlook

Based on current conditions, the following is provided to assist in forecasting the Company's future results for 2026.

- The Company expects net restaurant unit expansion will contribute approximately 2.5% to 2026 Systemwide sales growth, in constant currencies.
- The Company expects full year 2026 Selling, general and administrative expenses of about 2.2% of Systemwide sales.
- The Company expects 2026 operating margin percent to be in the mid-to-high 40% range.
- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2026 to increase between 4% and 6% driven primarily by higher average interest rates.
- The Company expects the effective income tax rate for the full year 2026 to be between 21% and 23%. Some volatility may result in a quarterly tax rate outside of the annual range.
- The Company expects 2026 capital expenditures to be between $3.7 and $3.9 billion, with the majority directed towards new restaurant unit expansion across the U.S. and International Operated Markets. Globally, the Company expects to open approximately 2,600 restaurants. The Company expects to open about 750 restaurants in the U.S. and International Operated Markets, and that developmental licensees and affiliates will contribute capital towards more than 1,800 restaurant openings in their respective markets. The Company expects approximately 2,100 net restaurant additions in 2026.
- The Company expects to achieve a free cash flow conversion rate in the low-to-mid 80% range.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At March 31,	2026	2025	Inc/ (Dec)
U.S.	13,728	13,569	159
International Operated Markets			
France	1,634	1,596	38
Canada	1,520	1,490	30
United Kingdom	1,508	1,475	33
Germany	1,379	1,368	11
Australia	1,077	1,052	25
Italy	815	765	50
Spain	664	635	29
Poland	618	581	37
Other	1,653	1,577	76
Total International Operated Markets	10,868	10,539	329
International Developmental Licensed Markets			
China	7,962	7,011	951
Japan	3,030	2,983	47
Brazil	1,241	1,179	62
Philippines	852	789	63
India	777	684	93
Saudi Arabia	461	445	16
Taiwan	431	422	9
Other	6,349	6,135	214
Total International Developmental Licensed Markets	21,103	19,648	1,455
Systemwide restaurants	45,699	43,756	1,943
Countries	114	114	—

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2026	2025	Inc/ (Dec)
U.S.			
Conventional franchised	13,087	12,899	188
Company-owned and operated	641	670	(29)
Total U.S.	13,728	13,569	159
International Operated Markets			
Conventional franchised	9,529	9,227	302
Developmental licensed	189	177	12
Total Franchised	9,718	9,404	314
Company-owned and operated	1,150	1,135	15
Total International Operated Markets	10,868	10,539	329
International Developmental Licensed Markets			
Developmental licensed	9,567	9,123	444
Foreign affiliated	11,300	10,294	1,006
Total Franchised	20,867	19,417	1,450
Company-owned and operated	236	231	5
Total International Developmental Licensed Markets	21,103	19,648	1,455
Systemwide			
Conventional franchised	22,616	22,126	490
Developmental licensed	9,756	9,300	456
Foreign affiliated	11,300	10,294	1,006
Total Franchised	43,672	41,720	1,952
Company-owned and operated	2,027	2,036	(9)
Total Systemwide	45,699	43,756	1,943

Cautionary Statement Regarding Forward-Looking Statements

The information in this report contains forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking or conditional words, such as "could," "should," "can," "continue," "aim," "estimate," "forecast," "intend," "look," "may," "will," "expect," "believe," "anticipate," "plan," "remain," "confident," "commit," "enable," "potential" and "trajectory" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the dates the statements are made. Except as required by law, we do not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements.

Risk Factors

Our business results are subject to a variety of risks, including those that are described below and elsewhere in our filings with the SEC. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem to be immaterial may also significantly adversely affect our business. If any of these risks were to materialize or intensify, our expectations (or the underlying assumptions) may change and our performance may be adversely affected.

STRATEGY AND BRAND

If we do not successfully evolve and execute against our business strategies, we may not be able to drive business growth.

To drive Systemwide sales, operating income and free cash flow growth, our business strategies – including the components of our *Accelerating the Arches* growth strategy – must be effective in maintaining and strengthening customer appeal and capturing additional market share. Whether these strategies are successful depends mainly on our System's continued ability to:

- capitalize on our global scale, iconic brand and local market presence to build upon our historic strengths and competitive advantages, including by maximizing our marketing, committing to our core menu items, and doubling down on digital, delivery, drive thru and restaurant development;

- innovate and differentiate the McDonald's experience, including by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- build upon our investments to transform and enhance the customer experience, including building one of the world's largest consumer platforms to fuel engagement;

- run great restaurants by building the easiest and most efficient restaurant operating platform which enables franchisees to run restaurants more efficiently and utilize the latest cloud-based technology to make it easier for crews to deliver exceptional customer service;

- accelerate our existing strategies, including through growth opportunities and building a modern company platform that unlocks speed and innovation throughout the organization; and

- evolve and adjust our strategies in response to, among other things, changing consumer behavior, and other events impacting our results of operations and liquidity.

If we are delayed or unsuccessful in evolving or executing against our strategies, if the execution of our strategies proves to be more difficult, costly or time consuming than expected, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Failure to preserve the value or relevance of our brand could have an adverse impact on our financial results.

To continue to be successful in the future, we believe we must preserve, enhance and leverage the value and relevance of our brand, including our corporate purpose, mission and values. Brand value is based in part on consumer perceptions, which are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, the manner in which we source commodities and general business practices across the System, including the people practices at McDonald's restaurants. Our business could also be impacted by business incidents or practices, whether actual or perceived, particularly if they receive considerable publicity or result in litigation or governmental investigations or proceedings, as well as by our perceived position or lack of position on environmental, social responsibility, public policy, geopolitical and similar matters. In addition, we cannot ensure that franchisees or business partners will not take actions that adversely affect the value and relevance of our brand. Consumer perceptions may also be affected by adverse commentary from third parties, including through social media or conventional media outlets, regarding the quick-service category of the "informal eating out" ("IEO") segment or our brand, culture, operations, suppliers or franchisees. If we are unsuccessful in addressing adverse commentary or perceptions, whether or not accurate, our brand and financial results may suffer.

If we do not anticipate and address industry trends and evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

Our continued success depends on our System's ability to build upon our historic strengths and competitive advantages. To do so, we need to anticipate and respond effectively to continuously shifting consumer demographics and industry trends in sourcing, food and beverage preparation, menu offerings, and consumer behavior and preferences, including with respect to the use of digital channels, health and wellness trends and environmental and social responsibility matters. If we are not able to predict, or quickly and effectively respond to, these changes, or if our competitors are able to do so more effectively, our financial results could be adversely impacted.

Consumer acceptance of our menu offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, health, environmental and other scientific studies and practices (such as changes to dietary guidelines or use of weight-loss medications), continuously evolve and may have contradictory implications, drive popular opinion, litigation and regulation, and alter consumer behavior in ways that affect the IEO segment or perceptions of our brand, generally or relative to available alternatives.

Our ability to build upon our strengths and advantages also depends on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer behavior and preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies and marketing plans, as well as the value proposition they represent, are expected to continue to be important components of our business strategy. However, they may not be successful, or may not be as successful as the efforts of our competitors, which could negatively impact sales, guest counts and market share.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful in reaching consumers in the way we intend. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels, including digital, allows us to reach consumers effectively, efficiently and in ways that are meaningful to them. If our advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Our investments to transform and enhance the customer experience, including through technology, may not generate the expected results.

Our long-term business objectives depend on the successful Systemwide execution of our strategies. We continue to build upon our investments in restaurant development, technology, digital engagement and delivery in order to transform and enhance the customer experience. As part of these investments, we are continuing to place emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, mobile ordering and payment systems, and enhancing our drive thru technologies, which efforts may not generate expected results. We also continue to expand and refine our delivery initiatives, including through integrating delivery and mobile ordering. Utilizing a third-party delivery service may not have the same level of profitability as a non-delivery transaction and may introduce additional food quality, food safety and customer satisfaction risks. If these customer experience initiatives are not successfully executed, or if we do not fully realize the intended benefits of these significant investments, our business results may suffer.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores, coffee shops and online retailers. We expect our environment to continue to be highly competitive and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings, technologies or consolidation of our competitors and third-party partners, which may have short- and long-term impacts on our results.

We compete primarily on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in restaurant development, technology, digital engagement and delivery, and respond effectively to our competitors' actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting others, which could have the overall effect of harming our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

Our success depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been, and may never be, registered in all of the countries outside of the U.S. in which we do business or may do business in the future. It may be costly and time consuming to protect our intellectual property, particularly in rapidly evolving areas, and the steps we have taken to do so in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could, particularly in rapidly evolving areas, be time consuming, or result in costly litigation and could also have an adverse impact on our business.

We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that adversely affect the value of our intellectual property. Moreover, rapid technological developments, including artificial intelligence (AI)-driven tools, may increase our exposure to existing intellectual property risks, including theft or unlicensed use, intellectual property disputes and enforcement challenges.

OPERATIONS

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing and evolving cultural, regulatory, geopolitical and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets and brand perceptions. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and negatively impact our business results.

Disruptions in operations or price volatility in a market can also result from governmental actions (whether proposed or realized, unilateral or bilateral), such as price, foreign exchange or trade-related tariffs or controls, trade policies and regulations, sanctions and counter sanctions, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. Some or all of the above-referenced disruptions or volatility can also result from acts of war, terrorism or other hostilities. Such governmental actions may have a broader impact on macroeconomic conditions, geopolitical tensions, anti-American sentiment, consumer demand and the ability of us and our franchisees to operate in certain geographic areas, which in turn may have an adverse impact on our business and financial results.

While we may face challenges and uncertainties in any of the markets in which we operate, such challenges and uncertainties are often heightened in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. In many cases, such challenges may be exacerbated by the lack of an independent and experienced judiciary and uncertainty in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could adversely affect our business and financial results.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure a reliable and sufficient supply of quality products, equipment and other materials on favorable terms. Although many of these items are sourced from a wide variety of suppliers in countries around the world, certain items have limited suppliers, which increases our reliance on those suppliers. Supply chain interruptions and related price increases have in the past and may in the future adversely affect us as well as our suppliers and franchisees, whose performance may have a significant impact on our results. Such interruptions and price increases could be caused by shortages, inflationary pressures, tariffs, unexpected increases in demand, transportation-related issues, labor-related issues, technology-related issues, weather-related events, natural disasters, geo-political tensions, acts of war, terrorism or other hostilities, or other factors beyond our control or that of our suppliers or franchisees. Interruptions in our System's supply chain or ineffective contingency planning can increase our costs, impact ingredient quality, delay new restaurant openings, and/or limit the quality or availability of products, equipment and other materials that are critical to our System's operations or to restaurant development.

Our franchise business model presents a number of risks.

Our success as a heavily franchised business relies to a large degree on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-owned and operated restaurants. Our franchisees manage their businesses independently and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Business risks affecting our operations also affect our franchisees. If franchisee sales trends worsen, or any of such risks materialize or intensify, our financial results could be negatively affected, which may be material.

Our success also relies on the willingness and ability of our franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by their or our creditworthiness or by banks' lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex. The benefits of our more heavily franchised structure depend on various factors, including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Continued challenges with respect to labor, including availability and cost, could adversely impact our business and results of operations.

Our success depends in part on our System's ability to effectively attract, recruit, develop, motivate and retain qualified individuals to work in McDonald's restaurants and to maintain appropriately-staffed restaurants in an intensely competitive labor market. We and our franchisees have experienced and may continue to experience challenges in adequately staffing certain McDonald's restaurants, which can negatively impact operations, including speed of service to customers, and customer satisfaction levels. The System's ability to meet its labor needs as they evolve is generally subject to a variety of factors, including the availability of sufficient workforce, unemployment levels and prevailing wages in the markets in which we operate.

Further, our System has experienced increased costs and competition associated with attracting, recruiting, developing, motivating and retaining qualified employees, as well as with promoting awareness of the opportunities of working at McDonald's restaurants. We and our franchisees also continue to be impacted by increasingly complex U.S. and international laws and regulations affecting our respective workforces. These laws and regulations are increasingly focused on, and in certain cases impose requirements with respect to, employment matters such as wages and hours, healthcare, immigration, retirement and other employee benefits and workplace practices. Such laws and regulations can expose us and our franchisees to increased costs and other effects of compliance, including potential liability, and all such labor and compliance costs could have a negative impact on our Company-owned and operated margins and franchisee profitability.

Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers, including those giving rise to claims of harassment or discrimination (or perceptions thereof) or workplace safety, could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to attract, recruit, develop, motivate and retain talent) or our franchisees and suppliers, whose performance may have a significant impact on our results.

Effective succession planning is important to our continued success.

Effective succession planning for management is important to our long-term success. Failure to effectively attract, recruit, develop, motivate and retain qualified key personnel, or to execute smooth personnel transitions, could disrupt our business and adversely affect our results.

Food safety concerns may have an adverse effect on our business.

Food safety concerns have had and may in the future have an adverse effect on our business. Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future, including in the supply chain, restaurants or delivery. Food safety is a top priority, and we dedicate substantial resources aimed at ensuring that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, have occurred within the food industry and our System from time to time and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand, reputation and financial results.

If we do not effectively manage our real estate portfolio, our operating results may be negatively impacted.

We have significant real estate operations, primarily in connection with our restaurant business. We generally own or secure a long-term lease on the land and building for conventional franchised and Company-owned and operated restaurant sites. We seek to identify and develop restaurant locations that offer convenience to customers and long-term sales and profit potential. As we generally secure long-term real estate interests for our restaurants, we have limited flexibility to quickly alter our real estate portfolio. The competitive business landscape continues to evolve in light of changing business trends, consumer preferences, trade area demographics, consumer use of digital, delivery and drive thru, local competitive positions and other economic factors. If our restaurants are not located in desirable locations, or if we do not evolve in response to these factors, it could adversely affect Systemwide sales and profitability.

Our real estate values and the costs associated with our real estate operations are also impacted by a variety of other factors, including governmental regulations, insurance, zoning, tax and eminent domain laws, interest rate levels, the cost of financing, natural disasters, acts of war, terrorism or other hostilities, or other factors beyond our control. A significant change in real estate values, or an increase in costs as a result of any of these factors, could adversely affect our operating results.

Information technology system failures or interruptions, breaches of network security, or misuse of technology tools may impact our operations or cause reputational harm.

We are increasingly reliant upon technology systems, such as point-of-sale, that support our business operations, including our digital and delivery solutions, and technologies that facilitate communication and collaboration with affiliated entities, customers, employees, franchisees, suppliers, service providers or other independent third parties, whether developed and maintained by us or provided by third parties. Any failure or interruption of these systems could significantly impact our or our franchisees' operations, or our customers' experiences and perceptions.

Security incidents and breaches have occurred from time to time and may occur in the future involving our systems, the systems of the parties with whom we communicate or collaborate (including franchisees) or the systems of third-party providers. Additionally, cybersecurity threats continue to become more sophisticated, including AI-enabled attacks and deepfake technology. Incidents may include unauthorized access, phishing attacks, account takeovers, denial of service, computer viruses, deepfakes and other malicious uses of artificial intelligence, introduction of malware or ransomware, other disruptive problems caused by hackers or unintentional events. Certain of these technology systems contain personal, confidential, financial and other information of our customers, employees, franchisees and their employees, suppliers and other third parties, as well as financial, proprietary and other confidential information related to our business. Despite response procedures and measures in place in the event an incident occurs, an event could result in disruptions, shutdowns, or a security breach including the theft or unauthorized disclosure of certain of the above-described information. The actual or alleged occurrence of any of these types of incidents could result in mitigation costs, reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including administrative fines, criminal or civil penalties or civil liabilities.

Despite the implementation of business continuity measures, any of these technology systems could become vulnerable to damage, disability or failures due to fire, power loss, telecommunications failure or other catastrophic events. Certain technology systems may also become vulnerable, unreliable or inefficient in cases where technology vendors limit or terminate product support and/or maintenance. Our increasing reliance on third-party systems also subjects us to risks faced by those third-party businesses, including operational, security and credit risks. Further, the technology systems of third parties upon which we rely to conduct our business could be compromised in a manner that adversely affects us and our technology systems, information and business continuity. If technology systems were to fail or otherwise be unavailable, or if business continuity or disaster recovery plans were not effective, and we were unable to recover in a timely manner, we could experience an interruption in our or our franchisees' operations. While we maintain insurance coverage designed to address certain aspects of cybersecurity risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

In addition, the AI tools we are incorporating into certain aspects of our business may not generate the intended efficiencies, may increase our exposure to risks (both known and unknown), and could adversely impact our business results. These risks include potential operational disruptions, data integrity issues, and unintended consequences from algorithmic decision-making. Further, emerging global and U.S. regulations governing AI use – including requirements for responsible use, transparency, bias mitigation, accountability, and explainability – may impose significant compliance obligations and increase reputational risk. Failure to comply with these standards or to effectively manage associated risks, including ethical considerations such as fairness, non-discrimination, and responsible deployment, could result in regulatory penalties, litigation, operational setbacks, or adverse brand perceptions.

LEGAL AND REGULATORY

Increasing regulatory and legal complexity may adversely affect our business and financial results.

Our regulatory and legal environment worldwide exposes us to complex compliance, litigation and similar risks that could affect our operations and results in material ways. Many of our markets are subject to increasing, conflicting and highly prescriptive legislative, regulatory or administrative developments and enforcement priorities involving, among other matters, restaurant operations, product packaging and extended producer responsibility, marketing, use of information technology systems, the nutritional and allergen content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers. We also are subject to increasing public focus, including by governmental and non-governmental organizations, on environmental, social responsibility and corporate governance matters. Our success depends in part on our ability to manage the impact of regulations and other initiatives that can affect our business plans and operations, which have increased and may continue to increase our costs of doing business and exposure to litigation, governmental investigations or other proceedings.

We are also subject to legal proceedings that may adversely affect our business, including, but not limited to, class actions, administrative proceedings, government investigations and proceedings, shareholder proceedings, employment and personal injury claims, landlord/tenant disputes, supplier-related disputes, and claims by current or former franchisees. Regardless of whether claims against us are valid or whether we are found to be liable, claims may be expensive to defend and may divert management's attention away from operations.

Litigation, legislative and regulatory action concerning our relationship with franchisees and the legal distinction between our franchisees and us for employment law or other purposes, if determined adversely, could challenge our franchise business model, increase costs, negatively impact our business operations and the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions.

Our results could also be affected by the following:

- the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- the cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and

- adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices.

A judgment significantly in excess of any applicable insurance coverage or third-party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from claims may hurt our business. If we are unable to effectively manage the risks associated with our complex regulatory and legal environment, it could have a material adverse effect on our business and financial condition.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings.

In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, interest rate levels, competition, consumer and demographic trends and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. Any such changes could have a significant adverse effect on our reported results for the affected periods.

If we fail to comply with privacy and data protection laws, we could be subject to legal proceedings and penalties, which could negatively affect our financial results or brand perceptions.

We are subject to legal and compliance risks and associated liability related to privacy and data protection requirements, including those associated with our technology-related services and platforms made available to business partners, customers, employees, franchisees or other third parties. An increasing number of our markets have enacted privacy and data protection requirements (including the European Union's General Data Protection Regulation and various U.S. state-level laws), and further requirements are likely to be proposed or enacted in the future. Failure to comply with these privacy and data protection laws could result in legal proceedings and substantial administrative fines, criminal or civil penalties or civil liabilities and materially adversely impact our financial results or brand perceptions. Additionally, as we expand digital engagement, data collection and personalization through AI, we face new and heightened risks under laws and regulations, including U.S. state-level regulations and the EU AI Act. Non-compliance or misuse of personal data could lead to significant fines, litigation, and reputational harm.

MACROECONOMIC AND MARKET CONDITIONS

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, including inflationary pressures, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can be impacted by a variety of factors, including hostilities, epidemics, pandemics and actions taken by governments to manage national and international economic matters, whether through austerity, stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Sustained adverse economic conditions or periodic adverse changes in economic conditions put pressure on our operating performance and business continuity disruption planning, and our business and financial results may suffer as a result.

Our results of operations are also affected by fluctuations in currency exchange rates, and unfavorable currency fluctuations could adversely affect reported earnings.

Health epidemics or pandemics could adversely affect our business and financial results.

Health epidemics or pandemics have in the past and may in the future impact macroeconomic conditions, consumer behavior, labor availability and supply chain management, as well as local operations in impacted markets, all of which can adversely affect our business, financial results and outlook. Governmental responses to health epidemics or pandemics, including operational restrictions and temporary restaurant closures, can also affect the foregoing items and adversely affect our business and financial results. The duration and scope of a health epidemic or pandemic can be difficult to predict and depends on many factors, including the emergence of new variants and the availability, acceptance and effectiveness of preventative measures. A health epidemic or pandemic may also heighten other risks disclosed in these Risk Factors, including, but not limited to, those related to the availability and costs of labor and commodities, supply chain interruptions, consumer behavior, and consumer perceptions of our brand and industry.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-owned and operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel and utilities, as well as distribution and other operating costs, including labor. Volatility in certain commodity prices and fluctuations in labor costs have adversely affected and in the future could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand and other macroeconomic conditions, international commodity markets, food safety concerns, product recalls, government regulation, and acts of war, terrorism or other hostilities, all of which are beyond our control and, in many instances, unpredictable. Our System can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, our collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders were to impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. Any such events could have a material adverse effect on our business and financial condition.

The trading volatility and price of our common stock may be adversely affected by many factors.

Many factors affect the trading volatility and price of our common stock in addition to our operating results and prospects. These factors, many of which are beyond our control, include the following:

- the unpredictable nature of global economic and market conditions;

- governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic, trade or other matters, even when the matter in question does not directly relate to our business;

- trading activity in our common stock, in derivative instruments with respect to our common stock or in our debt securities, which can be affected by: market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our common stock by significant shareholders; and trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- the impact of our stock repurchase program or dividend rate; and

- the impact of corporate actions, including changes to our corporate structure, and market and third-party perceptions and assessments of such actions, including those we may take from time to time as we implement our business strategies in light of changing business, legal and tax considerations.

Our business is subject to an increasing focus on environmental and social impact matters.

In recent years, there has been an increasing focus by stakeholders – including employees, franchisees, customers, suppliers, governmental and non-governmental organizations and investors – on environmental and social impact matters. A failure, whether real or perceived, to address environmental and social impact matters or to achieve progress on our environmental and social impact initiatives as intended, could adversely affect our business, including by heightening other risks disclosed in these Risk Factors, such as those related to consumer behavior, brand perception, labor availability and costs, supply chain interruptions, commodity costs, and legal and regulatory complexity. Stakeholder expectations may vary significantly, so our taking a position, whether real or perceived, on environmental and social impact, public policy, geopolitical and similar matters could also adversely impact our business. Increasing scrutiny of such initiatives, including via legislative, regulatory or administrative developments and enforcement priorities, may create compliance challenges, reputational risks, and potential litigation exposure.

The standards we set for ourselves regarding environmental and social impact matters, and our ability to meet such standards, may also impact our business. For example, we are working to manage risks and costs to our System related to climate change, greenhouse gases, and diminishing energy and water resources, and we have announced initiatives relating to, among other things, climate action, sustainability, and responsible sourcing. In addition, we are engaging in social impact initiatives, including community engagement, philanthropy, and our commitment to inclusion. We have faced increased scrutiny related to reporting on and achieving these initiatives, as well as continued public focus on similar matters, such as packaging and waste, animal health and welfare, deforestation and land use. We have also experienced increased pressure from stakeholders to provide expanded disclosure and establish additional commitments, targets or goals, and take actions to meet them, which could expose us to additional market, operational, execution and reputational costs and risks. These additional commitments may or may not overlap, and may in some cases conflict, with new disclosure required in these areas. Moreover, addressing environmental and social impact matters requires Systemwide as well as third party coordination and alignment, over which we do not have complete control and which may be unpredictable. The standards by which certain environmental and social impact matters are measured are also evolving and subject to assumptions that could change over time.

Events such as severe weather conditions, natural disasters, hostilities, social and geopolitical unrest and climate change, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, acts of war, terrorism or other hostilities, social and geopolitical unrest, including anti-American sentiment, and climate change (or expectations or uncertainty about them) can adversely affect consumer confidence levels and behavior, supply availability and costs and local operations, including temporary restaurant closures and delayed new restaurant openings, in impacted markets, all of which can affect our results and prospects. Climate change may also increase the frequency and severity of weather-related events and natural disasters. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.